UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-42020

MAREX GROUP PLC

(Translation of registrant’s name into English)

155 Bishopsgate

London EC2M 3TQ

United Kingdom

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Departure of Director

On December 18, 2024, Madelyn Antoncic submitted her resignation as a member of the Board of Directors of Marex Group plc (the “Company”). Dr. Antoncic also served as a member of the Company’s Nomination and Corporate Governance Committee and its Risk Committee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Marex Group plc (Registrant)

By:	/s/ Ian Lowitt
Name:	Ian Lowitt
Title:	Chief Executive Officer

Dated: December 19, 2024